CANNEX GROUP LISTS ON OTCQB MARKET WITH SYMBOL CNXXF

VANCOUVER, BC, June 26, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (OTCQB: CNXXF) (“Cannex” or the “Company”) is pleased to announce that the OTC Markets Group has approved the listing of the Company’s shares on its OTCQB Market under the ticker symbol “CNXXF” and that trading will begin at market open on June 26, 2018. The Company’s common shares continue to trade on the Canadian Securities Exchange (the “CSE”) under the symbol CNNX.

“Trading on the OTCQB Market will expand Cannex’s presence in the United States with exposure to US equities markets through an established trading platform,” said Anthony Dutton, CEO of Cannex. “We look forward to introducing Cannex to a broader range of institutional and retail investors in the United States and to providing US investors with access to the Company’s securities through a recognized US marketplace. Further to our recent listing on the CSE,” continued Dutton, “this is an important milestone as we continue our track record of execution towards maximizing long term shareholder value.”

For more information and to view a full list of OTCQB-listed companies, visit www.otcmarkets.com.

About OTC Markets Group Inc.
OTC Markets Group Inc. provides services in three core areas: trading services, market data and corporate services. Through OTC Link® ATS, its SEC regulated Alternative Trading System, OTC Markets Group connects leading U.S. broker-dealers to provide liquidity & execution services for securities on its markets.

The OTCQB Venture Market offers early stage and developing international companies the benefits of being publicly traded in the U.S. with lower cost and complexity than a U.S. exchange listing. As a verified market with efficient access to U.S. investors, OTCQB helps international companies build shareholder value with a goal of enhancing liquidity and achieving fair valuation.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.